ANCORA TRUST

FEE WAIVER AGREEMENT

THIS FEE WAIVER AGREEMENT is made and entered into effective as of January 1, 2013 by and between Ancora Advisors, Inc. (the “Advisor”) and Ancora Trust (the “Trust”), on behalf of certain series of the Trust set forth in Schedule A attached hereto (each a “Fund,” and collectively, the “Funds”).

WHEREAS, the Trust is an Ohio business trust organized under a Declaration of Trust (“Declaration of Trust”), and is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management company of the series type, and each Fund is a series of the Trust; and

WHEREAS, the Trust and the Advisor have entered into a Management Agreement dated November 1, 2006, as amended (the “Management Agreement”), pursuant to which the Advisor provides investment advisory and other management services to each series of the Trust for compensation based on the value of the average daily net assets of each series; and

WHEREAS, the Trust and the Advisor have entered into this Fee Waiver Agreement (the “Agreement”) in order to limit Fund Operating Expenses, as defined below.

NOW THEREFORE, the parties agree as follows:

1.

Expense Limitation.

1.1

Expense Limit. The Advisor has agreed to waive or reduceits fees (but not below zero) to the extent necessary to limit the Funds’ total annual operating expenses (excluding dividend expenses relating to short sales, interest, taxes, brokerage commissions and the cost of “Acquired Fund Fees and Expenses,” if any) (“Fund Operating Expenses”) to the amounts set forth in Schedule A.  The Advisor’s sole obligation under this Agreement shall be to waive or reduce fees as provided herein and the Advisor shall have no obligation hereunder to reimburse any other expenses of any of the Funds.

1.2

Recoupment. The Advisor shall be entitled to recover such waived amounts within the same fiscal year in which the Advisor waived or reduced its fees. No recoupment will occur except to the extent that Fund Operating Expenses, together with the amount recovered, do not exceed the limit on operating expenses for the relevant Fund set forth in Schedule A (“Operating Expense Limit”).  Amounts reduced for periods prior to the effective date of this Agreement are not eligible for recoupment by the Advisor.

1.3

Method of Computation. To determine the Advisor’s liability with respect to waivers, at least once each month the Fund Operating Expenses for each Fund through such date shall be annualized. If, for any time period ending on such date a Fund’s annualized Fund Operating Expenses exceed the Operating Expense Limit of such Fund, the Advisor shall waive or reduce its advisory fee for such period by an amount sufficient to reduce the annualized Fund Operating Expenses to an amount no higher than the Operating Expense Limit.

2.

Term and Termination of Agreement.

This Agreement shall terminate (i) on December 31, 2013; (ii) upon the termination of the Management Agreement with respect to a Fund; or (iii) at an earlier date by a vote of the Board of Trustees of the Trust if they deem the termination to be beneficial to shareholders of a Fund,unless extended, terminated, modified, or revised by the mutual agreement of the parties by amending Schedule A to this Agreement or otherwise as provided for in writing.

3.

Miscellaneous.

3.1

Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

3.2

Interpretation. Nothing herein contained shall be deemed to require the Trust or the Funds to take any action contrary to the Trust’s Declaration of Trust or Bylaws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Trust’s Board of Trustees of its responsibility for and control of the conduct of the affairs of the Trust or the Funds.

3.3

Definitions. Any question of interpretation of any term or provision of this Agreement, including but not limited to the advisory fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Management Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to such Management Agreement or the 1940 Act.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly, as of the day and year first above written.

ANCORA TRUST
By:
Name:	Richard A. Barone
Its:	Chairman

ANCORA ADVISORS, INC.
By:
Name:
Its:

Schedule A

Dated January 1, 2013

To The

Fee Waiver Agreement

Dated January 1, 2013

Between

Ancora Trust and Ancora Advisors, Inc.

Fund	Limit on Total Operating Expenses
Ancora Income Fund Class C Class I	2.00 1.285	% %
Ancora/Thelen Small-Mid Cap Fund Class I	1.39%
Ancora Micro Cap Fund Class I	1.60%